Exhibit 99.1

TRANSLATION

July 17, 2018

To Whom It May Concern:

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto
Chief Executive Officer and President
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Director, CFO/CAO
Telephone +81-3-5463-6344

Notice Concerning Change of External Auditor

and the Appointment of a Temporary Auditor

FRONTEO, Inc. (the “Company”) hereby announces that it has changed its External Auditor as stated in “6. Reason for and background to decision or conclusion of the change” of this notice pursuant to mutual agreement between the Company and Ernst & Young ShinNihon LLC (“EY”), the Company’s independent auditor.  Also, the Company hereby gives notice that the Company’s Audit & Supervisory Board held a meeting on July 11, 2018 and approved the appointment of a Temporary Auditor based on Article 346, Paragraphs 4 and 6 of the Companies Act.  The same applies to the Certified Public Accountant, etc., who issues evidence of the audit in accordance with Article 193-2, Paragraphs 1 and 2 of the Financial Instruments and Exchange Act.

1.              Effective Date for the change

July 17, 2018

2.              Summary information of the incoming and outgoing External Auditors

(1) Summary information of the incoming Temporary Auditor, etc.

Name	BDO Sanyu & Co.
Address	Stec Bldg., 15th Floor, 1-24-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-0023
Name of engagement partners	Kouta Yamamoto Suzue Masuda
Registration status under the registration system for the listed company audit firms under The Japanese Institute of Certified Public Accountants	Registered

(2) Summary information of the outgoing External Auditor, etc.

Name	Ernst & Young ShinNihon LLC
Address	1-1-2 Yurakucho, Chiyoda-ku, Tokyo Tokyo Midtown Hibiya, Hibiya Mitsui Tower 100-0006
Name of engagement partners	Ryo Kayama Takuya Tanaka
Registration status under the registration system for the listed company audit firms at The Japanese Institute of Certified Public Accountants	Registered

3.              Reasons for nominating the persons stated in 2. (1) as the candidate for Temporary Auditor, etc.

The Audit & Supervisory Board has selected BDO Sanyu & Co. as the External Auditor and determined that BDO Sanyu & Co. is qualified for the role based on a comprehensive review of the independence and expertise which the Company requires from its external auditor, the appropriateness of audit activities, the organization’s capability to audit the global business activities of the Company and its subsidiaries in an integrated way, the capabilities to perform audits from a new perspective, and audit fees.

4. Most recent date of the appointment of the outgoing certified public accountant, etc.

June 29, 2018

5. Opinions, etc., on the audit reports and other documents prepared by the outgoing certified public accountant, etc., for the past three years

Not applicable.

6. Reasons and background for the decision or conclusion of the change

As communicated in the “Notice of Reschedule of 15th General Meeting of Shareholders and Proposal of the Adjourned Meeting of the 15th General Meeting of Shareholders” issued on June 15, 2018, the Company’s U.S. subsidiary needed additional time in order to follow the audit procedures required by the independent auditor.  The Company is delighted to report that audit for the fiscal year ended March 31, 2018 was successfully completed and the Company received an audit report which expresses an unqualified opinion.

After receipt of the audit report, the Company and EY had a series of discussions regarding audit activities and improvement plans for internal control for the fiscal year ending March 31, 2019 and decided to change its independent auditor pursuant to mutual agreement with EY. Based on the audit operation on the fiscal year ended March 31, 2018, EY has indicated that even if the Company’s internal control improvement plan is implemented, an increase in audit workload would inevitably result.  The Company however believes that implementation of the internal control improvement plan will lead to smoother financial closing and audit support.  Also, due to its organizational size, the Company discussed and considered implementation of improvement plans with respect to financial closing, audit schedule and economic perspective and decided that such improvement plans were rational.  After good faith consultation between the Company and EY, both parties decided not to continue EY’s services under the audit agreement.  As a result, in order to start the audit for the fiscal quarter ended June 30, 2018 and maintain a structure where a lawful audit is ensured, the Company’s Audit & Supervisory Board approved the appointment of BDO Sanyu & Co. as a Temporary Auditor.

Upon its resignation, EY confirmed that it would cooperate in the succession process of the audit activities.

7. Opinions of the outgoing certified public accountant, etc., concerning the statements in audit reports and other documents regarding the reasons and background described above in 6.

The Company received confirmation that there is no such particular opinion.